SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                                 (Rule 13D)
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                     Emmis Communications Corporation
                              (Name of Issuer)


                6.25% Series A Cumulative Convertible Preferred Stock
                   Class A Common Stock, par value $0.01 per share
                           (Title of Class of Securities)

                                   291525202
                                   291525103
                                 (CUSIP number)

                               Steven M. Kleiman
                            Zazove Associates, LLC
                             1001 Tahoe Blvd.
                          Incline Village, NV 89451
                             (775) 886-1500
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               September 20, 2013
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



CUSIP No. 291525202; 29152103

  1.  Names of Reporting Persons.  Zazove Associates, LLC
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [X]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Delaware


                   7.  Sole voting power       Preferred 491,510
Number of                                      Common 1,948,096 (1)
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  Preferred 491,510
each                                           Common 1,948,096 (1)
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Preferred 491,510
     Common 1,948,096 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     Common 5.14% (1)
     Preferred 36.93% (2)

14.  Type of Reporting Person (see instructions)   IA


(1)  Reporting Person beneficially owns 491,510 shares of 6.25% Series
     A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which are convertible as of the date of this Schedule 13D into 1,199,284 shares of Class A Common Stock. The Reporting Person also beneficially owns 748,812 shares of Class A Common Stock. The calculation of percentage ownership of the Class A Common Stock is based on 36,695,537 shares of Class A Common Stock outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013 plus 1,199,284 shares of Class A Common stock that would be issued upon conversion of the Preferred Shares.


(2) The calculation of percentage ownership of the Preferred Shares is based on 1,330,991 Preferred Shares outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013. This amount includes 400,000 Preferred shares that were issued by the Conmpany to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4). If the Preferred Shares issued to the affiliated trust were not treated as outstanding, then the Preferred Shares held by the Reporting Person would represent
     52.79% of the Preferred Shares.


---------------------------------------------------------------------

  1.  Names of Reporting Persons.  Zazove Associates, Inc.
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [X]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Illinois

                   7.  Sole voting power       Preferred 491,510
Number of                                      Common 1,948,096 (1)
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  Preferred 491,510
each                                           Common 1,948,096 (1)
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Preferred 491,510
     Common 1,948,096 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     Common 5.14% (1)
     Preferred 36.93% (2)

14.  Type of Reporting Person (see instructions)   IA


(1)  Reporting Person beneficially owns 491,510 shares of 6.25% Series
     A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which are convertible as of the date of this Schedule 13D into 1,199,284 shares of Class A Common Stock. The Reporting Person also beneficially owns 748,812 shares of Class A Common Stock. The calculation of percentage ownership of the Class A Common Stock is based on 36,695,537 shares of Class A Common Stock outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013 plus 1,199,284 shares of Class A Common stock that would be issued upon conversion of the Preferred Shares.


(2) The calculation of percentage ownership of the Preferred Shares is based on 1,330,991 Preferred Shares outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013. This amount includes 400,000 Preferred shares that were issued by the Conmpany to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4). If the Preferred Shares issued to the affiliated trust were not treated as outstanding, then the Preferred Shares held by the Reporting Person would represent
     52.79% of the Preferred Shares.

---------------------------------------------------------------------

  1.  Names of Reporting Persons.  Gene T. Pretti
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [X]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   United States

                   7.  Sole voting power       Preferred 491,510
Number of                                      Common 1,948,096 (1)
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  Preferred 491,510
each                                           Common 1,948,096 (1)
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Preferred 491,510
     Common 1,948,096 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     Common 5.14% (1)
     Preferred 36.93% (2)

14.  Type of Reporting Person (see instructions)   IA


(1)  Reporting Person beneficially owns 491,510 shares of 6.25% Series
     A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which are convertible as of the date of this Schedule 13D into 1,199,284 shares of Class A Common Stock. The Reporting Person also beneficially owns 748,812 shares of Class A Common Stock. The calculation of percentage ownership of the Class A Common Stock is based on 36,695,537 shares of Class A Common Stock outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013 plus 1,199,284 shares of Class A Common stock that would be issued upon conversion of the Preferred Shares.


(2) The calculation of percentage ownership of the Preferred Shares is based on 1,330,991 Preferred Shares outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013. This amount includes 400,000 Preferred shares that were issued by the Conmpany to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4). If the Preferred Shares issued to the affiliated trust were not treated as outstanding, then the Preferred Shares held by the Reporting Person would represent
     52.79% of the Preferred Shares.


---------------------------------------------------------------------

CUSIP  291525202; 29152103


Item 1. Security and Issuer.
        This Schedule 13D relates to 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Shares") and Class A Common Stock (the "Common Stock") of Emmis Communications Corporation, an Indiana corporation (the "Issuer" or "Emmis")

        The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700,
        Indianapolis, IN 46204.


Item 2.	Identity and Background.

        (a) Name of Persons Filing
            This Schedule 13D is being filed by Zazove Associates, LLC, a Delaware limited liability company; Zazove Associates, Inc., an Illinois corporation and Gene T. Pretti (referred to collectively as the "Reporting Persons").

        (b) Residence or business address
            The principal address of the Reporting Persons is 1001 Tahoe Blvd., Incline Village, NV 89451

        (c) Present Principal Occupation
            Zazove Associates, LLC, a Delaware limited liability company is a registered investment advisor.
            The Preferred Shares are held in accounts over which Zazove Associates, LLC has discretionary authority.
            Zazove Associates, Inc., an Illinois corportation is the managing member of Zazove Associates, LLC. Gene T. Pretti is a control person of Zazove Associates, Inc. and CEO and Sr. Portfolio Manager of Zazove Associates, LLC.

        (d)-(e) During the past five years, none of the Reporting Persons have (i) been convicted in any criminal proceeding, or (ii) been a party to any civil proceeding commenced before a judicial or administrtative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship
            Zazove Associates, LLC is organized under the laws of Delaware. Zazove Associates, Inc. is organized under the laws of Illinois. Gene T. Pretti is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration
        Zazove Associates, LLC has discretionary authority with regard to accounts that expended $6,374,953 of investment capital in the aggregate in acquiring Preferred Shares beneficially held by the Reporting Persons, which Preferred Shares are convertible into Class A Common Stock.

        Zazove Associates, LLC has discretionary authority with regard to accounts that expended $1,317,184 of investment capital in the aggregate in acquiring Common Shares beneficially held by the Reporting Persons.

Item 4. Item 4 of the Amended Schedule 13D is hereby amended and supplemented with the following information:

On October 15, 2012, Corre Opportunities Fund, L.P., Zazove Assocaites, LLC, DJD Group LLLP, First Derivative Traders LP and Kevin A. Fight filed a second amended complaint (the "Complaint") against Emmis Communications Corporation (the "Company" or "Emmis"). A copy of the Complaint is attached as an Exhibit to this Scedule 13D.

The Complaint seeks decarlatory relief, inujunctive relief and damages as a restult of alleged violations of Federal securities and Indiana law and alleged multiple breaches of terms of the Company's Articles of Incorporation by Emmis. The Complaint is centered on Emmis having engaged in an allegedly improper scheme to secure voting control of the Company's
6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred
Stock") in order to eliminate substantially all of the contractual rights and privileges of the Preferred Stock. As detailed in the Complaint, the scheme involved Emmis gaining voting control of the Preferred Stock through sham derivative and related party transactions in order to vote to eliminate the rights and preferences contained in the Certificate governing the Preferred Stock including, among other things, the right to accumulated and unpaid dividends ($16.89 per share as of this filing date), the right to the future accrual of dividends, the right to vote as a separate class on certain corporate actions such as a merger transaction and the right to require Emmis to purchase the Preferred Stock at liquidation value plus accumulated but undeclared dividends ($66.89 per share as of this filing date) upon certain going private transactions.

The Reporting Persons acquired beneficial ownership and continues to beneficially hold the shares reported herein for investment purposes.
The Reporting Person may from time to time engage the issuer, its representatives or other relevant parties in discussions relevant to the investment in the issuer. Depending on market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Act.


Item 5. Interest in Securities of the Issuer


(a) Reporting Persons beneficially owns 491,510 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Shares"), which represents 36.93% of the Preferred Shares. The calculation of percentage ownership of the Preferred Shares is based on 1,330,991 Preferred Shares outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013. This amount includes 400,000 Preferred shares that were issued by the Conmpany to an affiliated trust as part of the issuer's scheme to control the vote of the Preferred Shares for the purpose of stripping the Preferred Shares of its rights and preferences (see Item 4). If the Preferred Shares issued to the affiliated trust were not treated as outstanding, then the Preferred Shares held by the Reporting Person would represent 52.79% of the Preferred Shares.

     Reporting Person beneficially owns 491,510 shares of 6.25% Series
     A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 1,199,284 shares of Class A Common Stock. The Reporting Person also beneficially owns 748,812 shares of Class A Common Stock. The calculation of percentage ownership of the Class A Common Stock is based on 36,695,537 shares of Class A Common Stock outstanding as reported in the Quarterly Report of the Company on Form 10Q filed on June 28, 2013 plus 1,199,284 shares of Class A Common stock that would be issued upon conversion of the Preferred Shares.

(b) The Reporting Persons have sole voting and dispostive power with regard to the Class A Common Stock and Preferred Shares that it beneficially holds.

(c) The Reporting Persons did not acquire any additional Preferred Shares during the previous 60 days from the date of this filing.

     The Reporting Persons acquired Class A Common Stock as follows during the previous 60 days from the date of this filing:

     Trade Date            Quantity           Price per Share
     09/20/2013            174,270               $2.76
     09/23/2013             31,600               $2.65


(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in the Lock Up Agreement (filed by Reporting
Persons with previously filed Schedule 13D), none None of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Complaint filed on October 15, 2012 with the United States District Court, Southern District of Indiana.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          September 26, 2013
                                                 Date

                                          Zazove Associates, LLC
                                          /s/ Steven M. Kleiman
                                                 Signature
                                          Steven M. Kleiman, COO
                                                 Name/Title


                                          Zazove Associates, Inc.
                                          /s/ Steven M. Kleiman
                                                 Signature
                                          Steven M. Kleiman, CFO
                                                 Name/Title

                                          /s/ Gene T. Pretti